InFinT Acquisition Corporation

[32 Broadway, Suite 401

New York NY 10004]

July 13, 2021

VIA EDGAR and FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:		Timothy Collins, Staff Attorney

	Re:	InFinT Acquisition Corporation
Registration Statement on Form S-1
Filed May 20, 2021
File No. 333-256310

Dear Mr. Collins:

InFinT Acquisition Corporation (the “Company”) confirms receipt of the letter dated June 16, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

1.	In this section and elsewhere, you discuss the circumstances in which you would obtain a fairness opinion from an “independent investment banking firm.” In risk factor disclosure at page 48, you state “If no opinion is obtained, our shareholders will be relying on the judgment of our board of directors.” On the other hand, you refer at page 95 and elsewhere to an opinion “from an independent investment banking firm or an independent valuation or appraisal firm” with respect to “the 80% of net assets test” you describe. With regard to that opinion, you state that “Our shareholders may not be provided with a copy of such opinion nor will they be able to rely on such opinion.” Please revise disclosure throughout the prospectus to explain the differences between these two potential opinions and to clearly distinguish between them.

In response to the Staff’s comment above, we have revised our disclosures throughout the registration statement to make consistent the treatment of such opinions by the Company, including disclosure which (a) states that the Company would obtain any such opinion from an “independent investment banking firm or another independent entity that commonly renders valuation opinions”, (b) states that the Company will provide a summary of any such opinion or report to shareholders in connection with any vote on an initial business combination in its proxy materials or tender offer documents, as applicable, related to its initial business combination in accordance with Section 1015(b) of Regulation S-K and (c) removes the suggestion that shareholders would not be able to rely on any such opinions.

July 13, 2021

2.

If true, explain to us why you believe you would not be required to provide a summary of any such opinion or report to shareholders in connection with any vote on an initial business combination. In the alternative, revise your discussion to describe the circumstances in which shareholders would receive summaries of the reports and opinions prior to casting votes on the combination. In that regard, please see Item 1015(b) of Regulation S-K and Item 4(b) of Form S-4. Also please remove the suggestion that shareholders would not be able to rely on the opinions or reports, or provide disclosure of your legal basis for the belief that shareholders cannot rely on them to bring state law actions, including a description of any state law authority for such a defense.

In response to the Staff’s comment, we have revised the disclosures throughout the registration statement to disclose that in the event the Company obtains any such opinion, that the Company will provide a summary of any such opinion or report to shareholders in connection with any vote on an initial business combination in its proxy materials or tender offer documents, as applicable, related to its initial business combination in accordance with Section 1015(b) of Regulation S-K and to remove the suggestion that shareholders would not be able to rely on any such opinions.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 536-4085.

Very truly yours,

/s/ Alexander Edgarov
Alexander Edgarov
President and Chief Executive Officer

cc: Matthew Ogurick, Esq.